

Mail Stop 3561

October 20, 2015

Brian Yamauchi
Chief Financial Officer
Yummy Flies, Inc.
1848 South Lamar Ct.
Lakewood, CO 80232

> **Re: Yummy Flies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed on April 15, 2015**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed on May 20, 2015**
> **File No. 000-54888**

Dear Mr. Yamauchi:

We issued comments to you on the above captioned filing on August 17, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 3, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure